UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the Month of March, 2007
--------------------------------------------------------------------------------


                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F   X                                 Form 40-F
                    ---                                          ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]


          Yes                                  No X
               ---                               ---

[If "Yes" is marked,  indicate below the file number  assigned to the registrant
in connection with Rule 12g3-2(b):82-      ]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated March 6, 2007 "Oxford Investments Completes Closing of Partnership with Arden Trading of China."

2. Share Purchase Agreement between Ko Ho Group and Arden Trading Company Ltd. And All the Shareholders dated February 28, 2007.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                        OXFORD INVESTMENTS HOLDINGS INC.


 Date: March 8, 2007            By:  /S/Michael Donaghy
                                     -------------------------------------------
                                       Michael Donaghy, President and Chief
                                       Executive Officer

                        Oxford Investments Holdings Inc.
                            1315 Lawrence Avenue East
                                    Suite 520
                            Toronto, Ontario M3A 3R3

                              FOR IMMEDIATE RELEASE

                     OXFORD INVESTMENTS COMPLETES CLOSING OF
                     PARTNERSHIP WITH ARDEN TRADING OF CHINA


TORONTO, ON. - March 6, 2007 Oxford Investments Holdings Inc. (OTCBB: OXIHF) is pleased to announce that it has completed the acquisition of fifty percent (50%) of the Arden Trading Company Ltd., of China, through Oxford's joint venture partner, the Ko-Ho Group. Under the terms of the agreement, Oxford shall inject RMB 750000 (US$100,000) into the Arden treasury to be used for business expansion purposes and issue 200,000 shares of common stock to Arden's shareholders. Arden shall reform its board of directors so that each party shall hold two seats.

Arden is one of the very few companies specializing in the operation of customer loyalty program redemptions. Arden was established in 2005 with customers such as telecommunication operators, insurance companies and commercial banks offering bonus points to customers. Arden is serving China Construction Bank, Guangdong Branch with a full service program from sourcing of gifts and order taking to door-to-door delivery, bonus point management services, and gift fulfillment of its 800,000 VIP cardholders. The Company expects to expand these services into the Bank's Shanghai and Beijing branches during 2007. It has been providing services to China Telecommunications and many other mail order houses for bonus point fulfillment and has built an excellent reputation with them all.

"Through this partnership, these relationships with large commercial corporations will allow Oxford to enter into the loyalty and electronic payment market in China. FocusKard will be supported and launched very soon to access the huge Chinese consumer card market including, but not limited to, loyalty and gift card programs", stated Michael Donaghy, President of Oxford Investments Holdings. "Oxford's advanced electronic payment operating system and management support will enhance Arden's customer services tracking, settlement procedures and MIS. Without doubt, this will upgrade Arden to a higher level in CMR, transaction fulfillment and electronic settlement," he added.

The Province of Guangdong, which is situated in the southern part of China mainland, covers an area of over 180,000 square kilometers (69,502 square miles) and has a permanent population of 74,730,000. Guangzhou city is the main economic, communications and cultural center of Guangdong.

About Oxford Investments Holdings Inc.

Oxford Investments Holdings Inc. is now establishing itself as a leading online payment solutions Company. The Company is concentrating its business around its "FocusKard" suite of products. The FocusKard suite provides a comprehensive card payment solution meshed with a user-friendly ewallet for e-commerce businesses.

For further information,  please visit  www.oxsof.com,  phone Michael Donaghy at
1-800-293-4871,   or  email   Matthew   Lewis  of   Grinslade   Investments   at
matt@oxsof.com.

FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.

                            Share Purchase Agreement

                                     Between

                                 Ko Ho Group And
               Arden Trading Company Ltd. And All the Shareholders



This Agreement is entered into this 28th day of February, 2007, between Ko Ho Management Ltd., with an address at Flat A 8/F, Perfect Commercial Building, No. 28, Sharp Street West, Hong Kong (Koho) and Arden Trading Company, Ltd., of Rm. 168, 4th Floor, Long Kou Street Xi Road, Guangzhou, Guangdong Province, China 510630 ("Arden").

WHEREAS, Koho is an investment holding company engaged in management, marketing and payment services. It is co-owned by Oxford Investment Holding Inc. (Oxford) and Invest-Asia (Holding) Limited; and

WHEREAS, Arden is a fulfillment services company engaged in sourcing and logistics of gift items for China Construction Bank, Guangdong Branch (the Bank) for bonus point redemption. The services include but not limited to, publication of gift catalog for mailing to cardholders, taking order from cardholders, delivery of the gifts and taking relevant customer service calls. The major shareholders are Mr. Yuhua Chen and his associates (Chen).

Arden intends to expand the services firstly to cover all branches of the Bank in Guangdong Provinces, Shanghai and Beijing and then to other major banks in China. The purpose of allotting additional shares is to obtain additional capital for expansion and marketing purposes.

NOW, THEREFORE, in consideration of the premises, the mutual promises herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Chen and all the shareholders of Arden agree to sell to Koho Fifty percent (50%) ownership interest in Arden. Koho shall inject RMB Seven Hundred Fifty Thousand (RMB 750,000) into Arden plus Two Hundred Thousand (200,000) common shares of Oxford Investment Holding Inc. (Oxford) for 50% of its share capital. The Oxford shares shall be issued to persons as designated by Arden and Chen within 30 days from the signing of this agreement. Cash shall be transferred to the bank account of Arden in Guangzhou, China via telegraphic transfer (TT) within Thirty (30) days, from the signing of this agreement or after the confirmation from Chen on item #2 as listed here below, for registered capital increase examination by the local authorities.

2. Chen shall inform Koho if a wholly owned subsidiary to be incorporated under the Companies Ordinance of Hong Kong is required, in order to obtain a better status under CEP A. Koho shall endeavor its best efforts to compile with such request. It is understood that the time for incorporating such company will not be less than 14 working days.

3. Chen agrees to be responsible for and settle all liabilities, including but not limited to intangible liabilities, other than those listed in the account statement as provided to Koho.

4. Upon signing of this agreement, Arden shall reform the board of directors. Each party shall hold two seats. Chen or its designee shall be appointed as chairman of the board.

5. The general manager and other senior executives are employed as is, under existing terms of employment. . Any future changes shall be subject to the approval of the Board of Directors.

6. All major affairs of Arden shall be decided by the Board of Directors. Chen shall continue to be responsible for the operations and business of Arden for a reasonable period of time, whereas Koho shall provide marketing and strategic assistance to improve and enhance the business. Chen shall report to the Board on business progress and status of Arden at least once a month.

7. In the case, operation system is required to improve and enhance the business and such operation system is available in house at Oxford, Koho shall cause Oxford to provide such system.

8. Koho reserves the rights to dispatch internal audit team to audit the accounts and affairs of Arden with or without notice, not more than once in a quarter. The expenses shall be borne by Koho.

9. Other than the full time executives at Arden, Chen and executives from Koho shall not draw any salary from Arden until the time the board feels fit. Arden shall reimburse Chen and Koho, reasonable travel and entertainment expenses incurred for the business of Arden, based on submission of expense statement with proper supports.

10. Chen shall ensure that Arden follows and abides by all regulatory, legal and other requirements are followed. Arden shall be responsible for the filing of the changes to the appropriate Chinese Government authorities.

11. Chen and Arden present executives shall prepare a business plan with business and cash flow projections and performance goals for submission to Koho within fourteen (14) days from the signing of this agreement.

12. The designated persons to take up the Oxford shares agree that the Stock acquired hereunder may be sold or transferred only upon compliance with the Securities Act of 1933, as amended (the "Act"), and any other applicable securities law, or pursuant to an exemption there from. If deemed necessary by the Company to comply with the Act or any applicable laws or regulations relating to the sale or issuance of securities, the Seller, at the time of any sale and as a condition imposed by the Company, shall represent, warrant and agree that the shares of Stock are being held for investment and not with any present intention to resell the same and without a view to distribution, and the Seller shall, upon the request of the Company, execute and deliver to the Company an agreement to such effect. The Seller acknowledges that the stock certificate representing Stock will be issued with the following restricted securities legend.

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MA Y NOT BE SOLD OR TRANSFERRED OR PLEDGED IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE CORPORATION STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

13.  Miscellaneous:

     a. This Agreement supersedes an prior agreements between the parties and may not be changed orally.

     b.   The terms and  conditions of the  Agreement  shall be binding upon the
          distributees,   representatives,   successors,   and  assigns  of  the
          respective parties.

     c. This Agreement shall be construed pursuant to the laws of the Republic of China without regard to conflict of law provisions.

     d. This Agreement may be executed in four (4) or more counterparts, each of which shall be deemed to be an original and all of which shall constitute a single instrument, and the signature of any party of any counterpart shall be deemed a signature to any and may be appended to any other counterpart.

9.   Entire Agreement/Modification

     This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated herein and no representation; promise, inducement, or statement of intention relating to the transactions contemplated by this Agreement has been made by any party that is not set forth in the Agreement. This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.



IN WITNESS WHEREOF, the parties have signed this Agreement, this 28th day of February, 2007.



Ko Ho Management Ltd.                        Arden Trading Co., Ltd.


By: Michael Donaghy Director                 By: Yuhua  Chen
                                                 Representing Arden Trading Co.,
                                                 and all shareholders of  Arden

In the presence of:                          In the presence of: